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                                                                     EXHIBIT 2.2

                               URNr. 23653 / 1999

On this 30th day of November 30 nineteen hundred ninety nine before me.

                                    Dr. Michael Bohrer
                                          Notar,

officially appointed in Munich, State of Bavaria, Germany, at my office Brienner Stra[ILLEGIBLE]e 25, D-80333 Munchen, were present


1.  Mr. Michel POIRRIER
    born on 06/22/1949
    30 rue Maurice Ravel
    78630 VILLENNES SUR SEINE, France

    identified by his French passport no. 97 BF 56249

    Mr. Poirrier acts on his own behalf as well as on behalf of

    a)  Mr. Emmanuel QUERE
        born on ____________
        41, rue Pierre Nicole
        75005 Paris

    b)  Mrs. Marie Odile CAYEUX
        born on 03/24/1958
        30 rue Maurice Ravel
        78630 VILLENNES SUR SEINE

    according to powers of attorney dated  11/29/99, attached to this deed.


                                    -hereinafter referred to as "SELLERS"

2.  Mr. Keith Jensen,
    with business address at Sagent Technology, Inc.
    800 W. El Camino Real, Mountain View,
    California 94040, USA.
    Personally known to me
    not acting on his own behalf but on behalf of


                            SAGENT TECHNOLOGY, INC.
                      800 W. EL CAMINO REAL, MOUNTAIN VIEW,
                             CALIFORNIA 94040, USA,

    according to a power of attorney dated 11/24/99. The original of the power was procured at the beginning of the procedure, a certified copy is appended to this deed.

                                -hereinafter referred to as "PURCHASER"
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                                                                               2

The parties applied for notarial recording; furthermore, they applied this notarial deed not to be drawn up in the German but in the English language.

Each party being present during the whole proceedings they declared orally:

                                    PREAMBLE

WHEREAS, under B414674952 in the Commercial Register of Versailles is registered

                               SAGENT FRANCE S.A.
                      (MAILING ADDRESS: 103, RUE PEREIRE.
                           78105 ST.-GERMAIN-EN-LAYE)

According to the entry in the Commercial Register, the nominal capital of the company amounts to FF 2,000,000.

WHEREAS, the SELLERS hold the following shares, each share representing a share capital in the amount of FF 10 shares

1.   MR. MICHEL POIRRIER                          123,000
     30 rue Maurice Ravel
     78630 VILLENNES SUR SEINE

2.   MR. EMMANUEL QUERE                            30,000
     41, rue Pierre Nicole
     75005 Paris

3.   MRS. MARIE ODLLE CAYEUX                       22,000
     30 rue Maurice Ravel
     78630 VILLENNES SUR SEINE

WHEREAS, the following shares of the company (8,000, 8,000, 6,000 and 2,997) are held by Sagent Technology GmbH which is acquired by PURCHASER today;

WHEREAS, Mr. Razurn, Mr. Luft and Mrs. Beyer held 1 share in the company which they have transferred to the PURCHASER today as well;

WHEREAS, the SELLERS and the PURCHASER agree that the SELLERS will sell and assign to the PURCHASER their shares in Sagent France S.A.

NOW, THEREFORE, the Parties agree as follows:

                       I. SALE AND TRANSFER OF THE SHARES





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                                                                               3

1.1 The SELLERS hereby sell and transfer their shares in Sagent France S. A. described under the Preamble to the PURCHASER with economic effect as of today and the PURCHASER accepts such transfer.

1.2 Copies of the corresponding transfer vouchers (ordre de mouvement) are attached as ANNEX 1 (for evidence purposes only).


                           II. PURCHASE PRICE, PROFIT

2.1  As compensation for the sale and transfer of the shares in Sagent France
     S. A. SELLERS shall receive shares in Sagent Technology, Inc. as follows:

     1.   Mr. Michel POIRRIER shall receive
          3,539 shares on January 15, 2000
          7,078 shares on February 29, 2000
          3,539 shares on May 30, 2000

     2.   Mr. Emmanuel QUERE shall receive
          863 shares on January 15, 2000
          1,727 shares on February 29, 2000
          863 shares on May 30, 2000

     3.   Mrs. Marie Odile CAYEUX shall receive
          633 shares on January 15, 2000
          1,266 shares on February 29, 2000
          633 shares on May 30, 2000


2.2 PURCHASER is not liable in any way for the value of its shares at the dates of transfer. PURCHASER engages to undertake all necessary measures to effect the timely and valid transfer of the Sagent shares to SELLERS, subject to the SELLERS complying with all formalities and supplying all documents (should any such be necessary) to the same effect.

2.3 The profit respectively loss of Sagent France S. A. for 1999 shall exclusively belong to the PURCHASER; no compensation for profit or losses prior to December 1, 1999 shall be payable.
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                                                                               4

                         III. GUARANTEES OF THE SELLERS


The SELLERS as joint and several obligors guarantee that the following information is correct and complete as of today:

3.1 The information contained in the Preamble of this Agreement is accurate in every respect.

3.2 Upon transfer of the Shares the PURCHASER will become the sole shareholders of Sagent France S. A. The nominal capital of Sagent France
     S. A. has been fully paid and not repaid. The shares are free from any rights of third parties and are neither subject to any supplementary payment obligations nor to any other commitments or restrictions.

3.3 Upon transfer of the shares only the PURCHASERS but not any other natural or legal person will have a direct or indirect participation of any kind in Sagent France S. A. or its business. There are no claims for granting such participation. No parties other than the SELLERS, Sagent Technology GmbH and the PURCHASER have held such participations or claims for the grant of participations in Sagent France S. A. since its establishment.

3.4 The current version of the Articles of Association of Sagent France S. A. is attached as ANNEX 2. (for evidence purposes only) Amendments have not been made. Apart from the Articles of Association no agreements, resolutions or promises have been made in respect to the relation between Sagent France S. A. and its shareholders nor have any obligations been entered into to conclude such agreements, to resolve such resolutions or to make such promises.

3.5 Sagent France S. A. is duly established and existent. All facts to be registered in the Commercial Register have been registered therein, all facts of which the Commercial Register has to be notified are notified and all documents to be submitted to the Commercial Register have been submitted except to the book of 1998 and a change in the composition of the board.

3.6 With the exception of retentions of title (Eigenumsvorbehalt) which are customary in the industry and have been made in the ordinary course of business and the assets which have been rented or leased pursuant to the rent and lease agreements listed in ANNEX 3, Sagent France S. A. has full, unrestricted and unencumbered title to, and possession of, all tangible and intangible assets which serve or are intended to serve
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     its business. All these assets have been duly maintained and are in good serviceable condition except from normal wear and tear. The current assets are according to quantity and quality marketable in the ordinary course of business at current market prices.

3.7 Sagent France S. A. does not have any branches or divisions outside of its principle place of business and does not hold any interest in any other enterprise. There are no obligations of Sagent France S. A. to establish branches or divisions outside of its principle place of business or to acquire interests in other enterprises.

3.8 The conclusion and consummation of this Agreement neither violates the Articles of Association of Sagent France S. A. nor any agreement or restriction SELLERS or Sagent France S. A. are subject to, nor any legal provisions which apply because of certain circumstances of the SELLERS or of Sagent France S. A., and they further do not require, with respect to the SELLERS or Sagent France S. A., the consent of any third party or judicial or governmental approval, consent or clarification.

3.9 The SELLERS have provided the PURCHASERS with the (not audited) annual financial statements of Sagent France S. A. as of December 31, 1998, see ANNEX 4. In addition, an (not audited) interim financial statement of Sagent France S. A. as of October 31, 1999, see ANNEX 5 has been provided. (These annexes are attached for evidence purposes only).

     The aforementioned financial statements have been prepared with the care of a diligent businessman on the basis of proper bookkeeping in accordance with French generally accepted accounting, valuation and depreciation principles. Such principles have in each case been applied consistently and without change as to the preceding year. These financial statements are complete and correct and convey a true picture of the financial position of Sagent France S. A. and of the results of the respective business operation for the period covered by each financial statements.

3.10 Since January 1, 1999 until today

     3.10.1 Sagent France S. A. has operated its business properly and in the ordinary course, without any interruption or change in the nature or scope of the business operation;

     3.10.2 Sagent France S. A. has entered into contracts with customers exceeding a contract value of FF 30,000 which are conclusively listed in ANNEX 6;

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     3.10.3  Sagent France S. A. has entered into contracts with suppliers exceeding a contract value of FF 30,000 which are conclusively listed in ANNEX 7;

     3.10.4 Sagent France S. A. has paid its creditors within the time agreed, and accordingly there are no debts of Sagent France S. A. which have been due for more than two months other than stated in Annex 7[Illegible];

     3.10.5 there has been no unusual change in the inventory levels of Sagent France S. A.;

     3.10.6 there has been no material deterioration of the financial position, prospects or turnover of Sagent France S. A.;

     3.10.7 no pension promises or schemes have been granted or introduced by Sagent France S. A. nor have existing pension promises or schemes been amended;

     3.10.8 all wage and salary increases granted by Sagent France S. A. were required under collective bargaining agreements or, if this was not the case, were within the normal industry level;

     3.10.9 no agreements relevant for the business operation have been terminated or adversely amended;

     3.10.10 no direct or indirect material obligations of Sagent France S. A. or encumbrances of the assets of Sagent France S. A. have been created.

3.11. The amounts shown as receivables in the December 31, 1998 and October 31, 1999 financial statements of Sagent France S. A. have been collected without deduction and delcredere, collection or other costs. All amounts listed as receivables in the October 31, 1999 financial statement which have not been paid as of today are listed in Annex 8.

3.12.  Sagent France S. A. does not own real estate or real estate rights.

       The lease and rent agreements of Sagent France S. A. for real estate, buildings and rooms are conclusively listed in ANNEX 9. The rented or leased real estate, buildings and rooms are in such condition as to comply fully with the relevant rent or lease agreement and are at the disposition of Sagent France S. A. to the extent provided in the lease and rent agreements.

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                                                                               7

3.13 Sagent France S. A. is not party to or threatened by any litigation, administrative proceedings or investigations, nor are circumstances known to exist which might reasonably be expected to lead to such litigation, administrative proceeding or investigations. Sagent France S. A. is not subject to any judgment, decree or settlement in any legal or administrative proceedings which might materially restrict or impair it in certain business measures, the purchase or disposition of assets, in competition or in the operation of its business.

3.14 Except for the contracts, agreements and promises (hereinafter collectively "Contractual Obligations") listed ANNEX 10, Sagent France S. A. is not subject to any Contractual Obligations whether express or implied of the type set forth below:

     3.14.1 Rent or lease agreements, including financial leases for movable or immovable property, unless listed in ANNEXES 3 AND 9;

     3.14.2 Commercial agency or distribution agreements;

     3.14.3 Insurance policies;

     3.14.4 Agreements relating to the purchase of fixed assets or construction projects;

     3.14.5 Loan Agreements.

     The information on the contents of the Contractual Obligations contained in Annex 10 is complete and correct. The Contractual Obligations are legally valid and enforceable against the parties thereto. Neither Sagent France S.
     A. nor the respective other party has in a material degree breached, or is in default under any Contractual Obligation. The conclusion and consummation of this Agreement will not result in any change or termination of any Contractual Obligation or the acceleration of any obligations or liability of Sagent France S. A.

3.15 Sagent France S. A. is not subject to any contractual obligations of the type set forth below:

     3.15.1 Agreements in relation to the supply of products or merchandise by Sagent France S. A. beyond the ordinary course of business;

     3.15.2 Joint venture or cooperation agreements or agreements restricting competition;



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        3.15.3  Financing agreements not reflected in the financial statements, or obligations on bills of exchange;

        3.15.4  Derivatives not reflected in the financial statements;

        3.15.5 Surety (Burgschaft), letters of comfort, guarantees or other promises of Sagent France S.A. for assuming or securing an obligation of a third party; or

3.16 ANNEX 11 contains a complete and correct list and a short description of all patents, utility models, design patents, trademarks and names used by Sagent France S.A. as distributor of PURCHASER in the business as well as all other intellectual property rights owned by or applied for by Sagent France S.A., if any. Except as provided otherwise in Annex 11.

        3.16.1 Sagent France S.A. is the sole unrestricted owner of the intellectual property rights listed as own rights and is not restricted in their sole and exclusive use;

        3.16.2 none of the intellectual property rights used by Sagent France S.A. is infringed by any third party;

        3.16.3 there are no intellectual property rights or name or firm name rights of third parties which are infringed by Sagent France S.A. by marketing and consulting any of its present products or by any other act within its business.

3.17 ANNEX 12 contains an accurate and complete list of all bank and postal check accounts of Sagent France S.A. mentioning the respective persons authorized to sign on these accounts.

        ANNEX 13 contains an accurate and complete list of all managing directors, general representatives (Generalbevollmachtigte) and persons holding power of procuration as well as all commercial powers of attorney and other powers of attorney granted by Sagent France S.A.

3.18    Sagent France S.A. has for the period prior to December 1, 1999

        3.18.1 duly filed all tax declarations and other declarations required under the applicable laws to be filed with tax or other authorities, in particular, but not



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                  limited to, the declarations for trade tax, corporate income tax, value added tax, withholding taxes, particularly wage withholding tax and custom duties, unless filing could not be completed due to necessary documents not provided by Purchaser.

      3.18.2 paid all taxes and other public dues and all due tax prepayments for all applicable taxes assessed and due, in particular, but not limited to, trade tax, corporate income tax, value added tax and custom duties.

      3.18.3 withheld and transferred in a timely fashion all due withholding taxes, social security contributions and similar charges to the competent authority, in particular, but not limited to, wage withholding tax, withholding tax for licenses and dividends, health insurance, pension insurance and unemployment insurance.

      3.18.4 not made any ordinary or hidden profit distributions.

3.19 Sagent France S.A. has not suffered an insurable event or damage or loss which was not covered by insurance, except as reflected in the balance sheet as of December 31, 1998 and October 31, 1999. Thereafter, no such event or damage or loss has been suffered.

3.20 Sagent France S. A. has obtained all administrative approvals and licenses which are required for the conduct of its present business. Sagent France S.A. does not violate in its business any terms or conditions of such approvals and licenses. Sagent France S. A. does not violate in its business any rights of third parties or any applicable laws including competition provisions. Sagent France S. A. does not violate regulations concerning environmental protection and job safety.

3.21 To the best of SELLERS' knowledge there are no particular circumstances which could in the future have a material adverse effect on the business of Sagent France S. A. THE SELLERS have no knowledge of facts or circumstances which could result in any restriction, impediment or cessation of the manufacturing and/or the marketing of any products currently manufactured or marketed by Sagent France S. A., or of any products currently being intended for marketing.

3.22 Neither the conclusion nor the consummation of this Agreement will result in the obligation for Sagent France S. A. to pay back any subsidies, tax advantages or comparable benefits of any kind granted to it.

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3.23  Except as expressly reserved in this Agreement and its Annexes, the
      SELLERS, their relatives and their affiliates do not have any rights or claims of any kind in or to any tangible or intangible property or rights owned by Sagent France S. A. Except as expressly reserved in this Agreement and its Annexes no legal relationships of any kind between the SELLERS, their relatives or affiliates and Sagent France S. A. will exist at closing. The SELLERS, their relatives and affiliates will not receive any compensation or costs for the termination of such legal relationships.

3.24 Sagent France S. A. employs 6 employees. Salary, date of commencement, years of service, age, notice periods and special protection against dismissal (e.g. disabled persons, maternity leave, parental leave, military service leave etc.) and any other unusual commitment for these employees are listed in ANNEX 14.

3.25 To the extent Sagent France S. A., particularly, but not limited to - due to a future tax audit - has to pay additional taxes or other public dues for the period until December 1, 1999 for which no or no sufficient provisions have been set up on the balance sheet of October 31, 1999, the SELLERS are obliged to refund these amounts plus taxes and other public duties related herewith to the Company, provided such additional taxes or other public dues have not been caused by the PURCHASER as new shareholder of Sagent France S. A. or by the management after November 30, 1999. Sellers shall be exempted from such obligation to refund if and to the extent additional taxes or public dues have to be paid because of Purchaser's failure to provide necessary documents or information requested from him under French tax laws.

                         IV. PERFORMANCE AND LIABILITY

4.1 Should one or more items of the information and guarantees given by the SELLERS in Section III, above be incorrect or incomplete, the SELLERS are jointly and severally and liable vis-a-vis the PURCHASER. In such a case of liability of the SELLERS, at the discretion of the PURCHASER, the SELLERS will either (i) put the amount of money at the disposal of Sagent France S. A. - or at the request of the PURCHASER to him - required to create the situation - if necessary by agreement with third parties - that would exist if the respective information had been correct and complete or (ii) hold the PURCHASER free and harmless of any claims asserted by a third party resulting from fact which are subject to the incorrect or incomplete information.

4.2 The statute of limitations for a violation of the guarantees of the SELLERS pursuant to this Agreement runs until May 30, 2000. For claims pursuant to clauses 3.1, 3.3, 3.4, 3.5, 3.8 and 3.22 the legal statute of limitations applies.


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     The aforementioned statute of limitations shall to the extent necessary, be extended for claims concerning liabilities of Sagent France S. A. for taxes, social security contributions and other public dues. [in particular, but not limited to trade tax, corporate income tax, value added tax, withholding taxes (particularly in wage withholding tax and withholding tax on licenses), custom duties, health insurance, pension insurance and unemployment insurance], until the expiration of six months after legally binding assessment, following the administrative audits for the respective periods, of all taxes, social security contributions and other public dues payable by Sagent France S. A. for the period until December 1, 1999.

4.3 Inspections and investigations by the PURCHASER or his certified public accountants, attorneys or other consultants shall neither affect the SELLERS' obligations and the representations and warranties hereunder, nor PURCHASER's entitlements or rights to raise claims.

4.4 The joint liability of the Sellers under this Agreement is limited to the amount of US$ 463,000 (US$ fourhundredsixtythreethousand).


                         V. PROPRIETARY RIGHTS, SECRECY

5.1 The SELLERS undertake without limitation in time not to use for business purposes in the software industry any trademark, business name, outfit or design which is currently used by Sagent France S. A. or may be mistaken for a trademark, business name, outfit or design used by Sagent France
     S. A.

5.2 The SELLERS undertake in the future and without limitation in time to keep strictly confidential all confidential matters known to them and in particular all business and trade secrets of Sagent France S. A. and not to disclose such matters and secrets, directly or indirectly to any third party, nor to cause such disclosure by third parties nor to advance or cover such disclosure, or to use such matters and secrets for themselves.

5.3 The SELLERS Poirrier, Quere and Cayeux each undertake for a period beginning today and ending December 31, 2002 not to cause or influence any worker or employee (excluding lawyers, certified public accountants and tax advisors) who is now or in future employed or retained by Sagent France S.
     A. or has been so employed or retained after January 1, 1999 to work for one of them, for an enterprise in which one of them holds an interest or for a competitor of Sagent France S. A. or to terminate an existing relationship with Sagent France S. A. without the prior written consent of the PURCHASER.

5.4 The SELLERS each further undertake for a period beginning today and ending December 31, 2001 for Mr. Poirrier and ending May 30, 2000 for Mr. Quere and Mrs. Cayeux not to be employed, be a director of, manage, control or advise companies in the fields of developing and reselling analytical tools in E-business, data warehousing and directly related fields without the prior written consent of Sagent Technology, Inc. This non-competition covenant does not apply to the acquisition and possession of shares and securities of a company which is competing with Sagent Technology, Inc. provided that the respective SELLER is not directly or indirectly active in any way in or for the company, in particular not acting as manager, board member, consultant or adviser.


                               VI.  MISCELLANEOUS

6.1 The fees in connection with the conclusion and execution of this Agreement shall be borne by the PURCHASER. Apart from this each contractual party shall bear its own costs and taxes and the costs of its advisors and auditors, it being understood that advisors retained by Sagent France S. A. shall be deemed to have been retained by the SELLERS and, accordingly, their costs will be borne by the SELLERS.

6.2 Changes and amendments to this Agreement shall be valid only if made in writing and unless no notarial deed is legally required. This will also apply to amendments or a cancellation of this provision. This Agreement contains all relevant provisions concerning the acquisition of the shares in Sagent France S. A.; SELLERS have no claims relating to the transfer of their shares based upon any other agreement.

6.3  Declarations to be made hereunder shall be valid only if made in writing.

6.4  Notices directed to the SELLERS shall be addressed as follows:

     Michel Poirrier
     30 rue Maurice Ravel
     78630 Villennes sur Seine

     Notices directed to the PURCHASER shall be addressed as follows:

     Sagent Technology, Inc.
     Att. to Keith Jensen
     800 W. El Camino Real
     Mountain View, CA 94040, USA

6.5 This agreement is related to an agreement of even date by which purchasers acquires the Shares in Sagent Technology GmbH in the meaning of section 139 BGB.

6.6 Each party shall be personally responsible for the satisfaction of all obligations, if any, vis-a-vis brokers or finders retained by that party in respect to the transaction contemplated hereby. The SELLERS represent and warrant that Sagent France S. A. is not subject to such obligation vis-a-vis brokers or finders.

6.7 All provisions to this Agreement form an integral part of this Agreement. The headings in this Agreement shall only have the purpose of easier orientation and are of no consequences for the contents and the interpretation of this Agreement.

6.8 This Agreement shall be governed by the law of the Federal Republic of Germany. The adherence to the law of the place where this Agreement is executed shall be sufficient in all matters of form.

6.9 Exclusive venue for all disputes arising under or in connection with this Agreement or any other agreement executed in connection herewith including any dispute with respect to the validity of such agreements shall be Munich, Germany, to the extent permissible by law.

6.10 If a provision of this Agreement should be or become invalid or not contain a necessary regulation, the validity of the other provisions of this Agreement will not be affected thereby. The invalid provision shall be replaced and the gap filled by a legally valid arrangement which corresponds as closely as possible to the intention of the parties or what would have been the intention of the parties according to the aim and purpose of this Agreement, if they had been aware of the gap.

This Deed and the Annexes (except Annexes 1, 2, 4, 5) have been read by the Notary to the appeared, approved by them and have signed by them and the Notary as follows: